UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	FOR THE QUARTER ENDED September 30, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LIQUIDMETAL TECHNOLOGIES, INC.
Full Name of Registrant

Former Name if Applicable

25800 Commercentre Drive, Suite 100 Lake Forest, California 92630
Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to timely file its report on Form 10-Q for the third quarter ended September 30, 2005 without unreasonable effort or expense. In addition to the work associated with the 10Q, the Company has focused its efforts on the timely filing of our Form S-1 registration statement as well as compliance with Section 404 of Sarbanes-Oxley Act of 2002. Due to the amount of work associated with these requirements, we were unable to file the Form 10-Q by the November 9, 2005 deadline.

The Registrant expects to file its Form 10Q within the prescribed extended period of November 14, 2005.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Young J. Ham	949	206-8078
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

(4)

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is expected that the Registrant’s sales and cost of sales be approximately $4.3 million and $3.8 million for the three months ended September 30, 2005 compared to $4.6 million and $3.2 million for the three months ended September 30, 2004. Net loss is expected to be $3.3 million for the three months ended September 30, 2005 compared to $6.2 million for the three months ended September 30, 2004.  The decrease in net loss compared to that of the quarter ended September 30, 2004 was attributable to primarily decreases in approximately $1.2 million of selling, general and administrative expenses, decrease in loss from extinguishment of debt of approximately $0.4 million, increase of approximately $1.2 million of net other income from changes in our warrant valuations.  The decreases were as a result of our cost reduction measures implemented throughout 2004 as well as fluctuations in our stock price, which had a favorable impact to valuations of our convertible debt instruments.

LIQUIDMETAL TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2005	By	/s/ John Kang
John Kang
Chairman, President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).